Exhibit 99.2

EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED AND HALF YEAR ENDED SEPTEMBER 30, 2026 Audited Consolidated Financial Results of Wipro Limited under IFRS (~ in millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30, 2026 September 30, 2026 September 30, 2025 Revenue from operations 247,527 492,313 226,973 Profit before tax 42,047 85,392 42,824 Profit after tax 31,997 65,560 32,624 Total comprehensive income for the period 38,585 77,382 43,132 Paid-up equity share capital (Par value of ~ 2 per share) 19,810 19,810 20,968 Reserves excluding non-controlling interest’ as shown in the Audited Statement of Financial Position 864,391 864,391 807,365 Earnings per equity snare (Par value of t 2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (int) 3.23 6.43 3.10 Diluted: (in ~) 3.23 6.43 3.09 ‘ Balance for the quarter ended September 30, 2026 and half year ended September 30, 2026 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2026 and balance for the quarter ended September 30, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results of the Company for the quarter ended and half year ended September 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Audited Consolidated Financial Results of Wipro Limited under Ind AS (fin millions, except per share data, unless otherwise stat ed) Quarter ended Half year ended Quarter ended Particulars September 30, 2026 September 30, 2026 September 30, 2025 Revenue f rom operations 247,527 492,313 226,973 Profit before t ax 42,047 85,392 42,824 Profit after tax 31,997 65,560 32,624 Total comprehensive income for the period 38,520 77,324 42,964 Paid-up equity share capital (Par value of~ 2 per share) 19,810 19,810 20,968 Reserves excluding non-controlling interest’ as shown in the Audited Balance Sheet 859,206 859,206 802,697 Earnings per equity share (Par value oft 2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (int) 3.23 6.43 3.10 Diluted: (int) 3.23 6.43 3.09 • Balance for the quarter ended September 30, 2026 and half year ended September 30, 2026 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2026 and balance for the quarter ended September 30, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Oi•sctosure Requirements) Regulations, 2015. The audited consolidated f inancial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2026 have been approved by the Board of Directors of the Company at iis meeting held on October 15, 2026. The statutory auditors have expressed an unmodified audit opinion. Audited Standalone Financial Results of Wipro Limited under Ind AS (t in millions, except per share data, unless otherwise stated) Quarter ended Half year ended Quarter ended Particulars September 30, 2026 September 30, 2026 September 30, 2025 Revenue from operations 189,416 373,598 177,700 Profit before tax 38,590 75,560 35,147 Profit after tax 28,627 57,284 26,142 Total comprehensive income for the period 29,047 63,180 23,336 The audited standalone financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The statutory auditors have expressed an unmodified audit opinion. Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirement s) Regulations, 2015. The full format of the Quart erly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). Place : Bengaluru Date : October 15, 2026 epaper.financialexpress·.corroe By Order of the Board, For Wipro Limited Rishad A. Premji Chairman__

J: https://kppp.karnataka.gov.in SI. No Work Description Cost Of Estimation EMO Government of India undertaking general insurance companies for covering Fire, Burglary & Machinery 01 breakdown of assets of Shivamogga, Davanagere and Rs. 30,00,000/- Rs. 1,000/- Chitradurga Milk u nion’s Plant. machineries, stocks and Assets of its Dai ries, chi lling centres and B.M.C units. I’i&:./- ~~~o!J& oid~nl&~ BEFORE THE NATIONAL CONl’ANY LAW TRIBUNAL, 8EJjCH AT BENGAUJRU COMPANY SCHEME PETITION NO. 24 OF 2026 IN COMPANY SCHEME APPLICATION NO. 9 OF 2026 In Ille matter of tile Companies Act, 201 J (18012013) ANO In the matter of Sections 230 to 232 and other applicable provisions of the Compar, es Act, 2013 aoo Rules framed there under as in force from time to time; ANO In the matter of Scheme of Amalgamation between Appu Nutritions Private Limited (‘ANPL’ or ‘Transfer« Company No.1 ‘) and Snackvibe Products l’Tivate limited (‘SPPL’ or ‘TransferorComp,my No.2’) and Su~llme FOi.Xis limited (‘SA. orTransfemrCompar,yNo.3’) and Integrated Food Park Lim ited (‘IFPL’ or ‘Transferee Company’) and !heir respectiYe shareholders (‘the Selle me’ or ‘this Scheme’) in terms of the provisiollS of Section(s) 230-232 and other applicable provlsfons of the CompaniesA,;t. 2013. Appu Nutritions Private limited lm:orporaled under the Companies Act, 1956 havi1111 its CIN: U01541 KA1985PTC006784 and having itS registered office at No. 35, 3rd Floor, Next lo Hotel Vaibllav, Kanal<ap<Jra Main Road, near Yedlyur lake, Basavanagudl, Bangalore, Bangalore Sooth, Kamataka- 560004. ... First Petltlooer Company I Transtefof Company NO. 1 Snackvlbe Products Private Limited incorporated under the Companies Act, 2013 halling Its CIN: U51 909KA2017PTC215052 and halling its reg istered office at Plot No. 666 KIADB ph. Kempanadoderl & Baths, Kora Hobll, Vasa ntha Narasapu ra, Tum kur1 Keml)anadodderi, Tumkur, Korat ag ere, Kamalaka—572138. _.second Petitioner Company I Transtefof Company No. 2 SUbllrne Foods Umlll!d Incorporated uooer tt,e Companies Act, 1956 halling its CIN: Ul 53 10KA2012PLC101087 and having its reglS1ered office at Plot No 666 KIADB pit Kempanadoderi & Baths, Kora Hobli, Vasantha Narasapura, Tum~u r, Kempanadodderi , Tumkur, Koratagere, Kamataka—572138. .. ,Third Petitioner Company I Transtefof Company No. 3 Integrallld Food Park Limited im:oq,orated under the Companies Act, 1956 havi1111 its CIN: U74900KA2007PLC071171 and having its registered office at Plot No. 666 KIADB pit Kempanadoderi & Baths, Kora Hobll, Vasantha Narasapura, Tumku r, Kem panadodderl , Tumkur, Koratage re, Kamataka—572138, ... Foortll Plllltloner company / Transferee Company NOTICE OF PETITION A Joint Petition under Sections 230 to 232 of the Companies Act, 2013 presented by Appu Nutritions Private Limited (‘ANl’L’ or ‘Transferor Company No.1 ‘) and Snackvibe Prooucts Private Limited (‘SPPL’ or ‘Transfer« Company No.2’) and Sublime Foods Limited (‘SFL or TrallSferor Company No.3’)and lntegra teo Food Park Limited (‘IFPI.’ or Trar,sferee Company’) which was admitted by tile Hon’ble National Compar,y Law TriblJnal., Mumbai oo 1st October, 2026. The said Petition Is fixed for hearing before the Hon’ble Tribunal taking company mat18rs on Friday, 27th November,2026. Any one desiroos ol supporting or opposing the said Petition should send to the Petitlone r·s Advocates Notice of his intention signed by him or his advocate not later than two days before the date 1ixed for tt,e hearing of the Pelilioo, the grounds of opposition or a copy of affidavtt shall be furnished with such notice. A copy of the Pelilioo will be furnished by tile Peliliooer’s Advocates to any person re<iuiring the same on P21”“ent of tile presCfibed charges for the same. Dated this 16th day of Octooor, 2026. AHMED CHUNAWALA & CO. Advocates for the Petitioner Office No. 407/408, 4th Floor, Commerce House, Nagindas Master Road, Mumbai-400 001. O.S. Regn. No. 24020 MAH/6176/2016 Tel:- ~91-9892540331 Email : chunawalaallmed@!Jmall.com EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED AND HALF YEAR ENDED SEPTEMBER 30, 2026 Audited Consolidated Financial Results of Wipro Limited under IFRS (~ in millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30, 2026 September 30, 2026 September 30, 2025 Revenue from operat ions 247,527 492,313 226,973 Profit before tax 42,047 85,392 42,824 Profit after tax 31 ,997 65,560 32,624 Total comprehensive income for the period 38,585 77,382 43,1 32 Paid-up equity share capital (Par value oft 2 per share) 19,810 19,810 20,968 Reserves excluding non-cont rolling intere st’ as shown in the Audited Statement of Financial Position 864,391 864,391 807,365 Earnings per equity share (Par value oft 2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (int) 3.23 6_43 3.10 Di luted: (in,) 3.23 6.43 3.09 1 Balance for the quarter ended September 30, 2026 and half year ended September 30, 2026 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2026 and balance for the quarter ended September 30, 2025 rep resent balances as per the audited consolidated statement of financial posit ion for the year ended March 31, 2025, as required by t he SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results of t he Company for the quarter ended and half year ended September 30, 2026 have been approved by t he Board of Directo rs of the Company at its meeting held on October 15, 2026. The statutory auditors have expressed an unmodified audit opin ion. Financial Results of Wipro limited under Ind AS The financ ial results are prepared in accordance with Ind ian Accounting Standards (“ Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and gu idelines issued by the Securities and Exchange Board of India (“SEBI”), The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of t he Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Audited Consolidated Financial Results of Wipro Limited under Ind AS (‘ in millions, except per share data, unless otherwise stated) Particulars Quarter ended Half year ended Quarter ended September 30, 2026 September 30, 2026 September30, 2025 Revenue from operations 247,527 492,313 226,973 Profit before tax 42,047 85,392 42,824 Profit after tax 31 ,997 65,560 32,624 Total comprehensive income for the period 38,520 77,324 42,964 Paid-up equity share capital (Par value oft 2 per share) 19,810 19,810 20,968 Reserves excluding non-cont rolling interest1 as shown in the Audited Balance Sheet 859,206 859,206 802,697 Earnings per equity share (Par value oft 2 per share) (EPS for quarter ended and half year ended periods are not annualized) Basic: (int) 3.23 6.43 3.10 Di lut ed : (int) 3.23 5_43 3.09 1 Balance for the quarter ended September 30, 2026 and half year ended September 30, 2026 represent balances as per t he aud ited consolidated balance sheet for the year ended March 31, 2026 and balance for t he quarter ended September 30, 2025 re present balances as per the audited consolidated balance sheet for t he year ended March 31 , 2025, as requ ired by the SEBI (Listing Obligations and Disclosu re Requirements) Regulations, 2015. The audited consolidated f inancial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2026 have been approved by the Board of Di rectors of the Company at its meeting held on October 15, 2026_ The statutory auditors have expressed an unmod if ied audit opinion. Audited Standalone Financial Results of Wipro Limited under Ind AS (~ in millions, except per share data, unless otherwise stated) Quarter ended Half year ended Quarter ended Particulars September 30, 2026 September 30, 2026 September 30, 2025 Revenue from operat ions 189,416 373,598 177,700 Profit before tax 38,590 75,560 35,147 Profit after tax 28,627 57,284 26,142 Total comprehensive income for the period 29,047 63,180 23,336 The audited standalone financ ial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on October 15, 2026. The statutory auditors have expressed an unmodified audit opinion. Notes: 1. The above is an extract of the detailed format of Quarterly Financial Resu lts filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are availa ble on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseind ia_com) and on the Company’s website (URL: www.wipro.com). Place: Bengaluru Date : October 15, 2026 By Order of the Board , For Wipro Limited Rishad A. Premji Chairman Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035, India Website: wipro.com I Email Id: info@wi pro.com I Tel: +91-80-2844 0011; Fax: +91-80-2844 0054 CIN:L32102KA1945PLC020800